Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We have issued our report dated October 8, 2009, except for Note 21 as to which the date is October 29, 2009 and except for Note 1 (Segments) as to which the date is March 26, 2010, with respect to the consolidated financial statements of VSS-Cambium Holdings, LLC as of December 31, 2008 and for the year then ended, included in the Annual Report of Cambium Learning Group, Inc. on Form 10-K for the year ended December 31, 2010. We hereby consent to the incorporation by reference of said report in the Registration Statements of Cambium Learning Group, Inc. on Form S-4 (File No. 333-161075 with an effective date of November 13, 2009) and on Form S-8 (File No. 333-164262 with an effective date of January 8, 2010).
/s/ Grant Thornton LLP
Boston, Massachusetts
March 10, 2011